Wellstar International Inc.
6911 Pilliod Road~ Holland, Oh 43528~USA

Telephone (419) 865.0069	Fax (419) 867.0829

March 3, 2009

Mr. Kevin L. Vaughn
United States Securities & Exchange Commission
Washington, DC 20549
Mail Stop 3030

RE:	Wellstar International, Inc.
Form 10-KSB for the Fiscal Year Ended July 31, 2008 Filed November 17, 2008 Forms 10-Q for the Quarter Ended October 31, 2008 Filed No. 333-130295

Dear Mr. Vaughn:

We have reviewed the comments contained in your letter dated February 11, 2009 and submit the following responses.

Report of independent Registered Public Accounting Firm, Page F-i

1.
We note that your independent auditors signed its independent audit report as “Simontacchi, Miller & DeAngelis, PA” , we were unable to verify the registration of the firm “Simontacchi, Miller & DeAngelis, PA” with the Public Company Accounting Oversight Board. Please have your auditor provide proof of its registration.

The Company’s registered name is Simontacchi & Company, LLP. The firm’s name was changed as of July 1, 2008. The firm’s partners and address remain the same. Attached is a recent letter informing the PCAOB of the change.

Consolidated Balance Sheet, Page F-1

2.
We note here and from your October 31, 2008 form 10-Q that you have approximately $2.1 million, $1.9 million and $724,000 of accrued expenses in your consolidated balance sheet as of October 31, 2008, July 31, 2008 and 2007, respectively. Please tell us and revise your notes in future filings to disclose the primary components of these balances.

The following are the primary components of accrued expenses:

	10/31/08	07/31/08	07/31/07

Penalties – Registrations	$804,474	$695,574	$295,374
Interest on Debt	399,077	512,488	204,381
Payroll and Payroll Taxes	848,117	682,132	200,032
Professional Fees	23,435	24,530	23,718
	$2,075,103	$1,914,724	$723,505

The Financial Statement Notes will be revised in future filings to reflect the primary components of accrued expenses.

3.
We note here and within your 208 Form 10-Q that your present short-term and long-term derivative instrument liabilities-convertible notes, derivative instrument liabilities-warrants, and convertible debt within your consolidated balance sheets. Please revise your notes in future filings to disclose how you determined the classification of these instruments.

The classification is based upon the due dates of notes or warrants. We will revise our notes in future filings to disclose how the classification is determined.

Notes to Consolidated Financial Statements, Page F-7
Note 1.  Summary of Significant Accounting Policies, Page F-7

(M)	Intangible Assets, Page 10

4.	Please tell us and revise this note in future filings to include your accounting policy for evaluating long – lived assets, including your intangible assets, for impairment under SFAS 144.

Estimates of future cash flows used to test recoverability of long-lived assets shall be based on the existing service potential of the asset or asset group at the dated it is tested. The testing will be done annually prior to July 31st, the Company’s fiscal year end. The note will be revised in the future to include our accounting policy.

5.
Further to the above, we note here and from your October 31, 2008 Form 10-Q that you did not recognize any revenue during fiscal 2008 or during the three months ended October 31, 2008. In light of this fact and current market conditions, please tell us and revise your future filings to explain how you determined that your intangible assets and fixed assets were not impaired as of July 31, 2008 or October 31, 2008.

Management, in reviewing the value, is of the opinion that its carrying values of its imaging equipment are not higher than fair value to sell. It also is of the opinion that it’s exclusive Mikron Manufature and Distribution Agreement which is at a  carrying value of 50 % of its cost three years ago, is a low value. Current tests of its imaging equipment are currently under way by a major medical facility and management is of the opinion the tests will yield positive result to effect future revenue and cash flow. In future filings this will be part of our note.

Note  2. Convertible Notes, Page F-13

6.
We note here and within your October 31, 2008 Form 10-Q that you refinanced your outstanding accrued but unpaid notes related to certain of your outstanding notes and that the lender issued you a new note for all accrued but unpaid interest on December 31, 2007 and August 29, 2008. Please revise your future filings to disclose how you accounted for these new notes related to your accrued but unpaid interest.

New callable secured notes were issued for all accrued and unpaid interest with the same terms as the other notes.  We will disclose in more detail in future filings.

Note 10.  Compensated Balances, Page F-23

7.
You state that you do not accrue for compensated balances and that any amount for accrual is immaterial and has not been computed. Please tell us how your accounting policy complies with paragraphs 6-7 of SFAS 43. Within your discussion, please explain to us how you have determined that the accrual is immaterial at July 31, 2008 if you have not calculated your compensation accrual.

The four (4) items on SFAS 43, Paragraph 6, Conditions for Accrual are not met. The Company only has 4 employees and three are officers. There are no retirement plans and no plans related to future absences. Any accrual which is immaterial may be for vacations.

Item  8A.  Controls and Procedures, Page 25

8.
Notwithstanding the comment below, the language that is currently included after the word “effective” in your disclosure here and within your October 31, 2008 Form 10-Q appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We will remove the language in our future filings and replace it with the following:

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of July 31, 2008. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms , and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2008, our disclosure controls and procedures were effective.

9.
It does not appear that your management has performed its assessment of internal control over financial reporting as of July 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at July 31, 2008. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management conducted an assessment as of July 31, 2008 of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Intergrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO”). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of July 31, 2008 based on criteria in Internal Control – Integrated Framework issued by the COSO and there were no control deficiencies reportable and no deficiencies which were considered to be material weaknesses as defined in current accounting standards.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended July 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Recent Accounting Pronouncements, Page 8

10.
You state that SFAS 157 and SFAS 159 are effective for fiscal years beginning after November 15, 2007, and any interim reporting periods within those years and that you have not yet determined the impact (if any) that the adoption of this standard will have on your financial statements. Please tell us and revise your future filings to state, if true, that you adopted SFAS 157 and SFAS 159 on August 1, 2008, and whether or not the adoption of these standards have had a material impact on your financial statements.

SFAS 157 and SFAS 159 were adopted as of the fiscal year beginning August 1, 2008, these standards have not had a material impact on our financial statements. We will revise future filings as to this adoption.

If you have additional comments or questions feel free to contact me.

Very truly yours,

Howard A. Bielski
CFO